UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Rayonier Advanced Materials Inc.

(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

75508B104
(CUSIP Number)

Ortelius Capital Partners, LLC

Ortelius Advisors, L.P.

c/o Peter DeSorcy

450 Park Avenue, Suite 2700
New York, NY 10022
(917) 595-5010
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 25, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

•      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75508B104

1	NAME OF REPORTING PERSONS Pangaea Ventures, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,271,043
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,271,043
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,271,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Hudson Investors, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 991,578
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 991,578
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 991,578
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS Ortelius Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,271,043
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,271,043
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,271,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSONS Ortelius Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 991,578
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 991,578
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 991,578
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSONS Peter DeSorcy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,264,071*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,264,071*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,264,071*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN, HC

* Includes 1,450 shares of Common Stock beneficially owned by Mr. DeSorcy’s minor child.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 (the “Common Stock”), of Rayonier Advanced Materials Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1301 Riverplace Boulevard, Jacksonville, Florida 32207.

Item 2. Identity and Background

(a) (f) This Schedule 13D is being filed on behalf of: (i) Pangaea Ventures, L.P., a Delaware limited partnership (“Pangaea”); (ii) Hudson Investors, Ltd., incorporated under the laws of the British Virgin Islands (“Hudson”); (iii) Ortelius Advisors, L.P., a Delaware limited partnership (“OA”); (iv) Ortelius Capital Partners, LLC, a Delaware limited liability company (“OC”); and (v) Peter DeSorcy (“Mr. DeSorcy”, and, together with Pangaea, Hudson, OA, OC, and Mr. DeSorcy, the “Reporting Persons”).  Mr. DeSorcy is the Managing Member of the general partner of OA, a Managing Member of OA, and has a controlling interest in OA, and, as a result Mr. DeSorcy may be deemed to beneficially own the securities beneficially owned by Pangaea.  Mr. DeSorcy co-owns OC, the investment manager of Hudson, and as a Managing Member of OC has dispositive and voting control over portfolios managed by OC, and therefore he may be deemed to beneficially own securities beneficially owned by Hudson.

(b) The principal business address of each Reporting Person: is 450 Park Avenue, Suite 2700, New York, NY 10022.

(c) The principal businesses of the Reporting Persons are: Pangaea and Hudson are each a private investment vehicle. OA serves as the investment manager of Pangaea and other private investment vehicles.  OC serves as the investment manager of Hudson.  Mr. DeSorcy is an investment professional, a control person of OA through ownership, and a Managing Member of OC.

(d) (e) During the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  See Item 6 of the respective cover page of each Reporting Person.

Item 3. Source and Amount of Funds or Other Consideration

Hudson has expended an aggregate of approximately $9,045,241 of its investment capital to acquire the 991,578 shares of Common Stock beneficially owned by Hudson, and Pangaea has expended an aggregate of approximately $13,875,853 of its investment capital to acquire the 2,271,043 shares of Common Stock beneficially owned by Pangaea.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Shares over which they exercise beneficial ownership in the belief that the Common Stock trades at a significant discount to the Company’s “sum-of-the-parts”, or intrinsic value, and represents an attractive investment opportunity.  The Reporting Persons have, from time to time, engaged in discussions with the Issuer and the Issuer’s management and certain members of the board of directors of the Issuer (the “Board”), other shareholders of the Issuer and other interested parties on issues that relate to governance, strategy, operations, and related matters with respect to the Issuer.  In connection with those discussions, on or about December 6, 2019, in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, Pangaea submitted a proposal for inclusion in the proxy statement in connection with the 2020 Annual Meeting (the “Proposal”).  The Proposal, if adopted by the stockholders, would have requested that the Board adopt as a policy and amend the Issuer’s governing documents to require the Chair of the Board to be an independent member of the Board.   In addition, and in accordance with the Issuer’s Bylaws, on February 20, 2020, Pangaea delivered a notice to the Issuer nominating three candidates for election to the Board at the Issuer’s 2020 Annual Meeting of Stockholders (the “2020 Annual Meeting”).

Since the notice of nominations, and after the Issuer publicly disseminated its fourth quarter and 2019 results, the Reporting Persons engaged in further discussions with management, the Board, and other relevant parties concerning governance, board composition, and related matters concerning the Issuer.  As a result of those discussions, Pangaea, OA, and the Issuer have reached an agreement that the Issuer’s slate of nominees to serve as Class III directors at the 2020 Annual Meeting, and who will be recommended by the Board in the Issuer’s proxy statement and proxy card for the 2020 Annual Meeting, will include David Mariano (a new independent director nominee), DeLyle W. Bloomquist and Paul G. Boynton.  In addition, C. David Brown will tender his resignation from the Board effective as of the conclusion of the 2020 Annual Meeting, and the Board will appoint Ivona Smith (a new independent director nominee) as a Class II director to fill the vacancy created as a result of Mr. Brown’s resignation.  The Issuer has agreed that the Board will separate the Chair and Chief Executive Officer roles, effective at the conclusion of the 2020 Annual Meeting.  In turn, Pangaea and OA agreed: (i) to withdraw the nomination of all of their candidates for election to the Board at the 2020 Annual Meeting; (ii) not to nominate any other person for election to the Board at the 2020 Annual Meeting; (iii) to vote all shares beneficially owned by each in favor of the election of Messrs. Bloomquist, Boynton, and Mariano at the 2020 Annual Meeting; and (iv) to withdraw the Proposal and not submit any other stockholder proposal for the 2020 Annual Meeting. The foregoing is qualified in its entirety by reference to the agreement entered into by Pangaea, OA and the Issuer that is filed herewith as Exhibit 99.3 and is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and may, from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of the discussions and agreement described above, the Issuer’s financial performance and strategic direction, actions taken by the Board, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their investment in the Issuer as they deem appropriate, including:  (i) acquiring additional shares of Common Stock and/or other equity, other securities, or derivative or other instruments that are based upon or relate to the value of the shares of Common Stock (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; or (iii) engaging in any hedging or similar transactions with respect to the Securities.

Item 5. Interest in Securities of the Issuer

(a) (b) As of the date of this Schedule 13D, the Reporting Persons, in total, beneficially own 3,264,071 shares of Common Stock (the “Shares”). The Shares represent approximately 5.2% of the Issuer’s outstanding Common Stock. Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon the 63,171,700 shares of Common Stock outstanding as of February 25, 2020, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2019, filed by the Issuer with the Securities and Exchange Commission on March 2, 2020.    OA has voting and dispositive power over the shares of Common Stock held by Pangaea, and through ownership and control, Mr. DeSorcy has voting and dispositive power over portfolios managed by OA.  OC has voting and dispositive power over the shares of Common Stock held by Hudson, and, in turn, as the control person of OC, Mr. DeSorcy has voting and dispositive power over the shares of Common Stock held by Hudson.   In addition, Mr. DeSorcy has voting and dispositive power over the 1,450 shares of Common Stock beneficially owned by his minor child.

(c) Set forth on Schedule A hereto are all transactions in the securities of the Issuer effected during the past sixty days by any Reporting Person.

(d) Other than Pangaea and Hudson that beneficially hold shares of Common Stock of the Issuer as identified in this Schedule 13D, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the shares of Common Stock beneficially owned by Pangaea or Hudson.  No person other than Mr. DeSorcy is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale of, the shares of Common Stock beneficially owned by his minor child.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Item 3, Item 4 and Item 5 and the information set forth in Schedule A of this Schedule 13D are incorporated herein by reference.

In connection with the submission of its nominees, Pangaea entered into an engagement and indemnification agreement (each an “Engagement and Indemnification Agreement”) with each of its nominees, including Ms. Smith, pursuant to which Ms. Smith agreed to be named as a nominee in any proxy soliciting materials related to the 2020 Annual Meeting and to serve as a director if elected.   Pangaea agreed to indemnify Ms. Smith against any losses suffered, incurred or sustained by Ms. Smith in connection with being a member of the slate or the solicitation of proxies in connection therewith, and to reimburse Ms. Smith for reasonable, documented, out-of-pocket expenses incurred as a result of her being a member of slate, including, without limitation, travel expenses and expenses in connection with legal counsel retained to represent Ms. Smith in connection with being a member of the slate. Ms. Smith was paid a $25,000 fee at the time of her nomination and, provided that she is named on the slate of directors submitted for stockholder approval and does not later withdraw, Pangaea will pay her an additional $25,000 at the conclusion of the proxy solicitation process.  The foregoing is qualified in its entirety by reference to the form of Engagement and Indemnification Agreement, filed herewith as Exhibit 99.2 and is incorporated herein by reference.  Except for the amount of fees payable to the proposed nominees, each separate Engagement and Indemnification Agreement entered into between Pangaea and each nominee had identical terms.

Joint Filing Agreement

On March 6, 2020  the Reporting Persons entered into a Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of this Schedule 13D (and any amendments thereto) with respect to the securities of the Issuer. Such Joint Filing Agreement is attached hereto as Exhibit 99.1.

Derivative Transactions

The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swap, stock-settled equity swap, option or other derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock.

Item 7.  Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits
99.1	Joint Filing Agreement, by and among the Reporting Persons, dated as of March 6, 2020.

99.2	Form of Engagement and Indemnification Agreement

99.3	Agreement between Rayonier Advanced Materials Inc., Pangaea Ventures, L.P. and Ortelius Advisors, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PANGAEA VENTURES, L.P.

By: Ortelius Advisors GP I, LLC, its general partner

Date: March 6, 2020
	By:	/s/ Peter DeSorcy
Name: Peter DeSorcy
Title: Managing Member

HUDSON INVESTORS, LTD.

Date: March 6, 2020
	By:	/s/ Peter DeSorcy
Name: Peter DeSorcy
Title: Director

Date: March 6, 2020	ORTELIUS ADVISORS, L.P.

By: Ortelius Management, LLC, its general partner

	By:	/s/ Peter DeSorcy
Name: Peter DeSorcy
Title: Managing Member

Date: March 6, 2020	ORTELIUS CAPITAL PARTNERS, LLC

	By:	By: /s/ Peter DeSorcy
Name: Peter DeSorcy
Title: Managing Member

Date: March 6, 2020
/s/ Peter DeSorcy
Peter DeSorcy

SCHEDULE A

This Schedule A sets forth information with respect to each purchase and sale of Shares which was effectuated by Pangaea during the past sixty days. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Date of Transaction	Number of Shares Purchased (Sold)	Price per Share ($)
February 26, 2020	45,000	2.31
February 25, 2020	71,616	2.34
February 24, 2020	26,704	2.71
February 21, 2020	75,000	2.73
February 3, 2020	15,800	2.95
January 30, 2020	26,758	3.11
January 29, 2020	50,000	3.27
January 28, 2020	41,907	3.31
January 27, 2020	125,000	3.40
January 17, 2020	108,777	3.85

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
99.1	Joint Filing Agreement, by and among the Reporting Persons, dated as of March 6, 2020.

99.2	Form of Engagement and Indemnification Agreement

99.3	Agreement between Rayonier Advanced Materials Inc., Pangaea Ventures, L.P. and Ortelius Advisors, L.P.